THE CHARTWELL FUNDS

FILED VIA EDGAR

July 15, 2021

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Chartwell Funds
File Nos. 333-216993; 811-23244

Ladies and Gentlemen:

On behalf of The Chartwell Funds (the “Registrant”), attached for filing under the Securities Act of 1933 and the Investment Company Act of 1940 is Post-Effective Amendment No. 12 under the Securities Act of 1933 and Amendment No. 14 under the Investment Company Act of 1940 (the “Amendment”) to Registrant’s registration statement on Form N-1A.

The Amendment is being filed to add a new series to the Trust, the Chartwell Short Duration Bond Fund. The Trust anticipates that this filing shall become effective on September 28, 2021 pursuant to Rule 485(a)(2) of the 1933 Act. At or before that time, the Trust will file another Post-Effective Amendment to its Registration Statement under Rule 485(b) of the 1933 Act to be effective not earlier than the effective date of Amendment No. 12. The purpose of the filing will be as follows: (1) to incorporate any comments made by the Staff on Amendment No. 12; (2) to update any missing information; and (3) to file updated exhibits to the Registration Statement.

Please direct any comments or questions to the undersigned at 513-869-4262.

Very truly yours,

Maggie Bull

Assistant Secretary